Exhibit 1.01

Conflict Minerals Report of Novartis AG

Overview

This is the Conflict Minerals Report for Novartis AG and its consolidated affiliates for calendar year 2015 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Unless the context requires otherwise, the words ‘‘we,’’ ‘‘our,’’ ‘‘us,’’ ‘‘Novartis,’’ ‘‘Group,’’ ‘‘Company,’’ and similar words or phrases in this Conflict Minerals Report refer to Novartis AG and its consolidated affiliates.  Novartis has performed a Reasonable Country of Origin Inquiry (“RCOI”) on the conflict minerals that were in our supply chain between January 1 and December 31, 2015 to determine whether these conflict minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or came from recycled or scrap sources.  The conflict minerals covered by these rules include tin, tantalum, tungsten and gold (collectively the “Conflict Minerals”).

Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative medicines, eye care products and cost-saving generic pharmaceuticals.  As of December 31, 2015, the Group’s continuing operations were organized into three global operating divisions: Pharmaceuticals; Alcon; and Sandoz:

Our Pharmaceuticals Division researches, develops, manufactures, distributes and sells patented prescription medicines and is organized in the following franchises: Oncology, Cardio-metabolic, Immunology and Dermatology, Retina, Respiratory, Neuroscience and Established Medicines. Our Pharmaceuticals Division also includes a franchise focused on the development and commercialization of Cell and Gene Therapies. On March 2, 2015, we completed the acquisition of the oncology products of GSK, together with certain related assets. In addition, we acquired a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines.

Our Alcon Division researches, develops, manufactures, distributes and sells eye care products and technologies to serve the full life cycle of eye care needs. Alcon offers a broad range of products to treat many eye diseases and conditions, and is organized into three franchises: Surgical, Ophthalmic Pharmaceuticals and Vision Care. The Surgical portfolio includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. In Ophthalmic Pharmaceuticals, the portfolio includes treatment options for elevated intraocular pressure caused by glaucoma, anti-infectives to aid in the treatment of bacterial infections and bacterial conjunctivitis, and ophthalmic solutions to treat inflammation and pain associated with ocular surgery, as well as an intravitreal injection for vitreomacular traction including macular hole. The Ophthalmic Pharmaceuticals portfolio also includes eye and nasal allergy treatments, as well as over-the-counter dry eye relief and ocular vitamins. The Vision Care portfolio comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

Our Sandoz Division focuses primarily on developing, manufacturing, distributing and selling prescription medicines that are not protected by valid and enforceable third-party patents, and intermediary products including active pharmaceutical ingredients. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals & Oncology Injectables. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory and ophthalmics, as well as the areas of cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies. Finished dosage form anti-infectives sold to third parties are also part of Retail Generics. In Anti-Infectives, Sandoz supplies generic antibiotics to a broad range of customers, as well as active pharmaceutical ingredients and intermediates to the pharmaceutical industry worldwide. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology based products known as biosimilars and provides biotechnology manufacturing services to other companies, and in Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market.

Prior to the completion of certain transactions in 2015, our Vaccines Division researched, developed, manufactured, distributed and sold human vaccines products worldwide. On March 2, 2015, we completed the divestment of our Vaccines Division (excluding its influenza vaccines business) to GSK, and on July 31, 2015, we completed the divestment of our influenza vaccines business to CSL Limited.

Prior to the completion of certain transactions in 2015, Consumer Health consisted of our OTC (Over-the-Counter) and Animal Health Divisions. On January 1, 2015 we completed the divestment of our Animal Health Division to Lilly. On March 2, 2015, we completed the divestment of our OTC Division, which we contributed to a new consumer healthcare joint venture with GSK, of which we own 36.5%.

Reasonable Country of Origin Inquiry

In accordance with Section 1502 and Rule 13p-1, Novartis has performed an RCOI on Conflict Minerals that were in our supply chain between January 1 and December 31, 2015, to determine whether these Conflict Minerals were sourced from the Covered Countries or came from recycled or scrap sources.  As a result of the RCOI process, Novartis concluded in good faith that during 2015 the Company had reason to believe that certain of the products that it manufactured or contracted to manufacture contained Conflict Minerals, but that the Company was unable to determine whether the Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources.

Products

Novartis reviewed all categories of materials either necessary to the production of Company products or necessary to the products’ functionality for Conflict Mineral content.  In accordance with SEC staff guidance under Rule 13p-1, Novartis excluded packaging materials.  Based on this review, the categories of Company products that were determined to include Conflict Minerals or to include metals of undeterminable content requiring additional analysis were: syringes (used as delivery mechanisms for certain pharmaceutical products); electronics components (used in ophthalmic laser surgery equipment); other mechanical components (used in ophthalmic laser surgery equipment).

Due Diligence

Novartis designed its due diligence measures to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Framework”) and related Supplements for each of the Conflict Minerals.

Novartis, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals.  The Company focused its efforts for the reporting year on continuing to build conflict mineral awareness with its suppliers and contract manufacturers, assessing the transparency of its supply chain and identifying the smelters/refiners in its supply chain.

A summary of Novartis’ annual activities, which are in line with the OECD Framework, is outlined below.

Step 1:  Establish strong company management systems

•                  The Company has a Code of Conduct, which calls for all third parties with whom we work to comply with the law, to adhere to ethical business practices, and to observe our standard requirements. Novartis also has a Supplier Code that sets forth Novartis’ expectations about supplier behavior, including the expectation that suppliers shall provide a workplace free of harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers, and with no threat of any such treatment (Section 1.6). In addition, the Supplier Code sets forth Novartis’ expectation that its suppliers identify and comply with applicable laws, regulations, standards and relevant customer requirements (Section 8.2), have mechanisms to determine and manage risk in all areas addressed by this document (Section 8.3) and continually improve by setting performance objectives, executing implementation plans and taking necessary corrective actions for deficiencies identified by internal or external assessments, inspections and management reviews (Section 8.6).

•                  Novartis uses a governance model led by our Alcon Division to oversee the implementation and ongoing management of Conflict Minerals reporting activities consisting of the Conflict Minerals Core Team that is responsible for the oversight of the process, and the documentation and reporting of the results of the Conflict Minerals due diligence activities described in this and the next four steps.

•                  Novartis has established an annual process to evaluate those products manufactured by Novartis’ divisions, in order to identify and assess risks of Conflict Minerals in the supply chain, the details of which are provided in Step 2 below.

•                  The Core Team uses its form of a standardized documentation to capture key decisions, processes, and procedures utilized in the gathering of information related to the use of Conflict Minerals in Novartis products, and to the sources of any such Conflict Minerals.  Novartis retains such documentation pertaining to Conflict Minerals per its corporate document retention policy.

•                  Novartis provides a feedback mechanism on its website available to all interested parties to provide information or voice their concerns regarding Novartis’ compliance with laws and regulations.

Step 2:  Identify and assess risks in the supply chain

•                  On an annual basis, Novartis performs reviews of materials used in manufacturing to identify Conflict Minerals in its supply chain. The Core Team, working with each of the Novartis divisions, determines the materials that are necessary to the production or functionality of its products that contain one or more Conflict Minerals, or have metal of undeterminable content.

•                  Suppliers of the items identified as containing Conflict Minerals or metals of undeterminable content are designated as “In Scope”.

•                  As part of this annual process, Novartis conducts Conflict Minerals training for In Scope Suppliers and then requires them to complete a survey based on the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”).

•                  To help ensure the highest level of compliance, Novartis makes multiple attempts to get responses from all In Scope Suppliers.

•                  Novartis reviews each supplier CMRT to determine the completeness of their responses to the best of Novartis’ knowledge, and notes certain points of information, including whether the supplier has a policy regarding conflict minerals and whether they source any Conflict Minerals from the Covered Countries.

•                  Novartis reviews aggregate supplier CMRT responses as well as company statements made by suppliers regarding the status of Conflict Minerals in their supply chain in order to summarize key findings regarding risks in the supply chain.  The Core Team provides monthly reports to the Steering Committee as part of the recurring conflict minerals reporting process.

•                  Novartis conducts a review of smelter information provided in the supplier surveys to determine the actual number of unique smelters identified by suppliers and whether the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Framework.  To make the determination of each smelter’s conflict status, Novartis relies upon information provided by the Conflict Free Sourcing Initiative (“CFSI”).  CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after an independent audit is conducted to confirm certain information including country of origin for Conflict Minerals that the smelter/refiner may purchase for its operations.  CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

•                  Based on the process described above, the results were as follows:

a.              In Scope Suppliers (all were surveyed): 552

b.              Responses received: 315

c.               Unique Smelters Identified:  651

d.              Conflict Free Smelters Identified:  212

e.               Smelters of Undetermined Status Identified:  439

Step 3:  Design and implement a strategy to respond to identified risks

•                  Novartis continues to encourage supplier conformance with the Novartis Supplier Code.

•                  Novartis has established the capability to routinely store, maintain, and retrieve the key data that was collected as part of due diligence, should it be required to demonstrate reasonable efforts for compliance.

•                  As part of Novartis’ annual review of Conflict Minerals compliance activities, we assess our process to determine whether additional risk response actions may need to be adopted.

Step 4:  Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  In accordance with the OECD Framework, Novartis monitors industry actions and supports independent third-party audits of the due diligence performed by smelters and refiners.  Given the nature of Novartis’ business, the associated cost, as well as the current lack of transparency in the supply chain, Novartis is not in a position to audit smelters/refiners.

Step 5:  Report annually on supply chain due diligence

•                  In accordance with Section 1502 and Rule 13p-1, Novartis annually summarizes the activities and results of its due diligence with regard to Conflict Minerals, in this Conflict Minerals Report, which is filed in conjunction with its Form SD.

Risk Mitigation and Future Due Diligence Measures

Novartis will continue to work to improve its due diligence process through increasingly focused efforts including (but not limited to):

•                  Continue to require suppliers of direct materials necessary to the production and/or necessary to the functionality of our manufactured products, to identify whether there are Conflict Minerals contained in the products they supply, and, when requested on an annual basis, to provide current, accurate and complete information on the smelters and refiners used in the manufacture of parts supplied to Novartis.

•                  When able, identify and direct the RCOI for materials and parts that are necessary to the production and/or necessary to the functionality of manufactured products purchased from third party distributors to the manufacturer of parts.

Determination

Consistent with the OECD Framework, our efforts to determine with the greatest possible specificity the country of origin, the facilities, and the mine or location of origin of necessary Conflict Minerals used in the manufacture of our products consisted of the due diligence measures described above.  Based on these due diligence measures, the Company obtained the following information from its suppliers with respect to their smelters:

•                  Certain suppliers provided no information about their smelters.

•                  Certain other suppliers provided only a partial list of their smelters.

•                  Other suppliers provided a complete list of their smelters.

•                  Based on the information provided by those of our suppliers who responded to our queries, Novartis has determined the following information with respect to the facilities used to process Conflict Minerals in products or components supplied by our In Scope Suppliers:

•                  There were 651 unique smelters used by In Scope Suppliers in 2015

•                  Of those smelters, 212 were certified as being Conflict Free by CFSI (as of April  2016)

•                  The remaining identified smelters have not yet been certified by CFSI as being conflict free

•                  As a result of the incomplete information that we were able to obtain, Novartis was unable to determine the facilities used to process the Conflict Minerals contained in our products, the country of origin of the Conflict Minerals contained in our products, or the mines and locations of origin for the Conflict Minerals necessary to manufacture our products, other than as set forth above.